SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Tigo Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88675P103
(CUSIP Number)

Energy Growth Momentum LLP
1st & 2nd Floors, Elizabeth House
Les Ruettes Brayes
St Peter Port, Guernsey GY1 1EW
Telephone: +44 (0)1481 700300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88675P103	SCHEDULE 13D	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
Energy Growth Momentum GP II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,351,182 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,351,182 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,351,182 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	This amount includes 9,333 shares of Common Stock (as defined herein) issuable upon the exercise of the Stock Option (as defined herein).
2.
Calculation is based on the sum of (i) 58,144,543 shares of Common Stock outstanding as of May 23, 2023, as reported by the Issuer in its Form 8-K, filed on May 30, 2023, plus (ii) the 9,333 shares of Common Stock issuable upon exercise of the Stock Option, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 88675P103	SCHEDULE 13D	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
Energy Growth Momentum II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,142,557 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,142,557 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,142,557 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.	This amount includes 9,333 shares of Common Stock issuable upon the exercise of the Stock Option.
2.
Calculation is based on the sum of (i) 58,144,543 shares of Common Stock outstanding as of May 23, 2023, as reported by the Issuer in its Form 8-K, filed on May 30, 2023, plus (ii) the 9,333 shares of Common Stock issuable upon exercise of the Stock Option, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 88675P103	SCHEDULE 13D	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
Tigo SPV LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,208,625

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,208,625

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,208,625

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.	Calculation is based on 58,144,543 shares of Common Stock outstanding as of May 23, 2023, as reported by the Issuer in its Form 8-K, filed on May 30, 2023.

CUSIP No. 88675P103	SCHEDULE 13D	Page 5 of 10 Pages
Item 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Tigo Energy, Inc., a Delaware corporation (the “Issuer” or “Tigo”). The principal executive offices of the Issuer are located at 655 Campbell Technology Parkway, Campbell, CA 95008.

Item 2.	IDENTITY AND BACKGROUND

(a, f) This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

1. Energy Growth Momentum GP II Limited, a company incorporated under the laws of Guernsey (“EGM II GP”);
2. Energy Growth Momentum II LP, a limited partnership regulated by the Guernsey Financial Services Commission (“EGM II LP”); and
3. Tigo SPV LP, a limited partnership registered in Guernsey (“Tigo SPV”).

This Schedule 13D relates to shares of Common Stock (i) held directly by EGM II LP, (ii) held directly by Tigo SPV, and (iii) that EGM II LP has the right to acquire upon exercise of the Stock Option (as defined herein) held directly by EGM II LP. EGM II GP is the general partner of each of EGM II LP and Tigo SPV and, in such capacity, may be deemed to have indirect voting and dispositive power over the shares of Common Stock directly beneficially owned by each of EGM II LP and Tigo SPV.

(b) The principal business address of each of the Reporting Persons is 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW.

(c) EGM II LP and Tigo SPV are private investment funds that invest in securities. EGM II GP serves as the designated manager and general partner of each of EGM II LP and Tigo SPV.

(d) During the last five years, none of the Reporting Persons or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Agreement and Plan of Merger, dated December 5, 2022, as amended on April 6, 2023 (the “Merger Agreement”), among Roth CH Acquisition IV Co., a Delaware corporation (“ROCG”), Roth IV Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of ROCG (“Merger Sub”), and Tigo Energy, Inc., a Delaware corporation (“Legacy Tigo”), Merger Sub merged with and into Legacy Tigo (the “Merger”), with Legacy Tigo surviving the Merger as a wholly-owned subsidiary of ROCG (the Merger, together with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination on May 23, 2023 (the “Closing”), ROCG changed its name to “Tigo Energy, Inc.”

CUSIP No. 88675P103	SCHEDULE 13D	Page 6 of 10 Pages
Prior to the Business Combination, EGM II LP directly held (i) 32,334,554 shares of Legacy Tigo’s Series D convertible preferred stock (“Series D preferred stock”), which it acquired in January and February of 2021 for a purchase price of $0.4369 per share using its working capital, (ii) 4,423,401 shares of Legacy Tigo’s Series E convertible preferred stock (“Series E preferred stock”), which it acquired in May of 2022, for a purchase price of $1.2208 per share using its working capital, and (iii) an option to purchase up to 40,000 shares of Legacy Tigo’s common stock at an exercise price of $0.60 per share, which was granted to EGM II LP on June 23, 2022. Prior to the Business Combination, Tigo SPV directly held 20,952,280 shares of Legacy Tigo’s Series E preferred stock, which it acquired in June and July of 2022, for a purchase price of $1.2208 per share using its working capital.

Under the terms of the Merger Agreement, immediately prior to the effective time of the Business Combination (the “Effective Time”), Legacy Tigo (i) caused each share of Legacy Tigo preferred stock issued and outstanding to be automatically converted into a number of shares of Legacy Tigo common stock (the “Legacy Tigo common stock”) in accordance with Legacy Tigo’s charter (the “preferred stock conversion”).

Pursuant to the Merger Agreement, at the Effective Time, each share of Legacy Tigo common stock issued and outstanding immediately prior to the Closing were cancelled and converted into the right to receive 0.233335 shares of Common Stock. Also at the Effective Time, each outstanding Legacy Tigo stock option (each, a “Legacy Tigo stock option”), whether vested or unvested, converted into an option to purchase a number of shares of Common Stock equal to the product of (x) the number of shares of Legacy Tigo common stock underlying such Legacy Tigo stock option immediately prior to closing and (y) 0.233335, at an exercise price per share equal to (A) the exercise price per share of Legacy Tigo common stock underlying such Legacy Tigo stock option immediately prior to the Closing divided by (B) 0.233335.

Accordingly, under the terms of the Merger Agreement, immediately prior to the Effective Time, the 32,334,552 shares of Legacy Tigo’s Series D preferred stock and 4,423,401 shares of Series E preferred stock, each held directly by EGM II LP, and the 20,952,280 shares of Legacy Tigo’s Series E preferred stock held directly by Tigo SPV, was converted into Legacy Tigo common stock and, at the Effective Time, EGM II LP acquired (i) 9,133,224 shares of Common Stock in exchange for its Legacy Tigo’s common stock and (ii) an option to purchase 9,333 shares of Common Stock at an exercise price of $2.57 per share (the “Stock Option”), in exchange for its Legacy Tigo stock option, and Tigo SPV acquired 5,208,625 shares of Common Stock in exchange for its Legacy Tigo common stock.  The Stock Option vests 25% on June 23, 2023, and the remainder in 1/48th monthly installments over the following thirty-six months.

Item 4.	PURPOSE OF TRANSACTION

The responses to Item 3 and Item 6 of this Schedule 13D are incorporated by reference herein.

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on their evaluation of the Issuer’s business, prospects and financial condition, other developments concerning the Issuer, their investment strategy and general economic and market conditions, and subject to applicable legal, regulatory and contractual obligations (including the terms of the agreements described in Item 6 of this Schedule 13D), in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, among other things, to: (i) purchase additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Prior to the Business Combination, John Wilson, an employee of Energy Growth Momentum LLP and shareholder of EGM II GP, served as a member of Legacy Tigo’s board of directors since December 2020. Upon Closing, Mr. Wilson became a member of the Issuer’s board of directors (the “Board”). Consistent with their investment intent, the Reporting Persons may, including through Mr. Wilson, engage in communications with, among others, other members of the Board, Issuer management, other securityholders of the Issuer, other potential investors, potential strategic partners, financial advisors and other industry participants, and other third parties regarding the Issuer, including, among other things, the business, operations, governance, strategy, or control of the Issuer or other such matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

CUSIP No. 88675P103	SCHEDULE 13D	Page 7 of 10 Pages
Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time and subject to the terms of the agreements described in Item 6 of this Schedule 13D and applicable securities law restrictions and other legal requirements, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Beneficial ownership percentages reported herein are based on 58,144,543 shares of Common Stock outstanding as of May 23, 2023, as reported by the Issuer in its Form 8-K, filed on May 30, 2023, plus, for EGM II GP and EGM II LP, the 9,333 shares issuable upon exercise of the Stock Option, which are added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(b) EGM II GP shares with EGM II LP the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the 9,142,557 shares of Common Stock directly beneficially owned by EGM II LP, which includes 9,333 shares of Common Stock issuable to EGM II LP upon exercise of the Stock Option. EGM II GP shares with Tigo SPV the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the 5,208,625 shares of Common Stock directly beneficially owned by Tigo SPV.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as disclosed herein, none of the Reporting Persons have effected any transactions in Common Stock during the past 60 days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the Closing, on May 23, 2023, certain stockholders of ROCG and Legacy Tigo (the “Holders”), including EGM II LP and Tigo SPV, entered into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) with the Issuer. Pursuant to the A&R Registration Rights Agreement, the Issuer agreed to file within 30 days of Closing a shelf registration statement registering the resale of the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by the Holders.  In addition, up to twice in any 12-month period, certain Holders may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $25.0 million.  The Issuer also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions.  The Issuer agreed to pay certain expenses related to registrations under the A&R Registration Rights Agreement and to indemnify the Holders against certain liabilities. The forgoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the A&R Registration Rights Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 88675P103	SCHEDULE 13D	Page 8 of 10 Pages
Also in connection with the consummation of the Business Combination, on May 23, 2023, certain stockholders of the Issuer, including EGM II LP and Tigo SPV, entered into separate lock-up agreements with the Issuer (each, a “Lock-Up Agreement”), pursuant to which they agreed, among other things, not to sell, assign, encumber, pledge, hypothecate, dispose of, loan or otherwise transfer (or enter into any agreement related to such a transfer) any shares of Common Stock held by them immediately after the Closing, including any shares of Common Stock issuable upon the exercise of options or warrants to purchase shares of Common Stock held by them immediately following the Closing, until November 23, 2023 (the date that is six months after Closing).  However, the parties to the Lock-Up Agreement may transfer (subject to restrictions under applicable securities laws), (i) up to 5% of their Common Stock held immediately after Closing, or such Common Stock otherwise issued or issuable in connection with the Business Combination, until August 21, 2023 (the date that is 90 days after Closing), and (ii) from August 22, 2023 (the 91st day after Closing) through November 23, 2023, up to an additional 5% (for a total of up to 10% during such periods) of Common Stock held immediately after Closing. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement, a copy of which is filed as Exhibit C to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing Agreement, dated June 2, 2023.

Exhibit B: Amended and Restated Registration Rights Agreement, dated May 23, 2023, by and among the Issuer and certain stockholders and equityholders of the Issuer (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 30, 2023).

Exhibit C: Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.16 to ROCG’s Registration Statement on Form S-4/A, filed with the Securities and Exchange Commission on April 20, 2023).

CUSIP No. 88675P103	SCHEDULE 13D	Page 9 of 10 Pages
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 2, 2023

Energy Growth Momentum GP II Limited

	By:	/s/ Mark Vidamour
	Name:	Mark Vidamour
	Title:	Director

Energy Growth Momentum II LP

By:	Energy Growth Momentum GP II Limited, its general partner

By:	/s/ Mark Vidamour
Name:	Mark Vidamour
Title:	Director

Tigo SPV LP

By:	Energy Growth Momentum GP II Limited, its general partner

By:	/s/ Mark Vidamour
Name:	Mark Vidamour
Title:	Director

CUSIP No. 88675P103	SCHEDULE 13D	Page 10 of 10 Pages
Exhibit A

    JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Tigo Energy, Inc. a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

In evidence thereof, each of the undersigned hereby executes this Joint Filing Agreement as of June 2, 2023.

Energy Growth Momentum GP II Limited

By:	/s/ Mark Vidamour
Name:	Mark Vidamour
Title:	Director

Energy Growth Momentum II LP

By:	Energy Growth Momentum GP II Limited, its general partner

By:	/s/ Mark Vidamour
Name:	Mark Vidamour
Title:	Director

Tigo SPV LP

By:	Energy Growth Momentum GP II Limited, its general partner

By:	/s/ Mark Vidamour
Name:	Mark Vidamour
Title:	Director